FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	December	2005
Commission File Number	001-31704
FNX Mining Company Inc.
(Translation of registrant’s name into English)
55 University Avenue, Suite 700, Toronto, Ontario, M5J 2H7 Canada
(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Agreement between Dynatec Corporation and FNX Mining Company Inc., dated October 5, 2005
2	Standstill Agreement between Dynatec Corporation and FNX Mining Company Inc., dated October 5, 2005
3	Voting Trust Agreement between Dynatec Corporation, FNX Mining Company Inc. and CIBC Mellon Trust Company, dated October 21, 2005

DOCUMENT 1

THIS AGREEMENT made as of the 5th day of October, 2005

B E T W E E N:

DYNATEC CORPORATION,
a corporation incorporated under the laws of Canada

(hereinafter called “Dynatec”)

OF THE FIRST PART

- and -

FNX MINING COMPANY INC.,
a corporation incorporated under the laws of the
Province of Ontario

(hereinafter called “FNX”)

OF THE SECOND PART

WHEREAS Dynatec and FNX have constituted themselves as the members of the Sudbury Basin Joint Venture (the “Sudbury Joint Venture”) pursuant to an agreement dated as of January 10, 2002, as amended by three further agreements between them dated September 8, 2003, June 29, 2004 and June 29, 2005, respectively (collectively, the “SJV Agreement”);

AND WHEREAS Dynatec has an undivided 25% interest in the assets and undertaking of the Sudbury Joint Venture;

AND WHEREAS pursuant to agreements dated May 18, 2005 and July 1, 2005 between Dynatec and FNX (collectively the “Aurora Agreement”), Dynatec has acquired and holds 24,493,056 common shares in the capital stock of Aurora Holdings Limited (collectively, the “Aurora Shares”), which corporation is the legal and beneficial owner of all of the issued shares of Aurora Platinum Corp.;

AND WHEREAS the Aurora Shares represent 50% of the issued and outstanding shares of Aurora Holdings Limited;

AND WHEREAS FNX wishes to purchase and Dynatec wishes to sell and transfer to FNX the Sale Assets (as hereinafter defined) as herein provided;

AND WHEREAS in connection with the sale and transfer of the Sale Assets, FNX and Dynatec have executed a standstill agreement in the form attached hereto as Schedule “A”

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the terms and conditions herein contained, the parties hereto agree with each other as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

When capitalized in this Agreement, the following terms shall have the following meanings:

(a)

“Agreement” means this Agreement, including all schedules hereto, and all amendments made hereto in accordance with the provisions hereof; “this Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular article, section, paragraph, subparagraph or other portion of this Agreement and include any and every agreement supplemental or ancillary to this Agreement;

(b)	“AMEX” means the American Stock Exchange;
(c)	“Announcement Date” means the day that a press release is issued by FNX announcing the transactions contemplated by this Agreement;
(d)	“Aurora Agreement” and “Aurora Shares” have the respective meanings attributed thereto in the third recital above of this Agreement;
(e)	“Business Day” means a day other than a Saturday or Sunday on which the principal commercial banks located in Toronto, Ontario are open for business during normal banking hours;
(f)

“Cessation Date” means 5:00 p.m. (Toronto time) on the first to occur of: (i) the date that is three years following the Closing Date; and (ii) the date as of which Dynatec ceases to beneficially own at least 10% of the issued and outstanding voting securities of FNX calculated on a Fully-Diluted Basis;

(g)	“Closing” means the closing of the purchase and sale of the Sale Assets as contemplated in this Agreement;
(h)	“Closing Date” means the date of the Closing which shall occur ten Business Days after the Announcement Date or such later date as agreed to by the parties hereto;
(i)

“Dynatec SJV Interest” means the undivided 25% interest of Dynatec in the assets and undertaking of the Sudbury Joint Venture, including, but not limited to, the interest of Dynatec in the Sudbury Joint Venture Assets but excluding the assets used by the Sudbury Joint Venture owned directly by Dynatec or leased by Dynatec to the Sudbury Joint Venture;

(j)	“FNX Shares” has the meaning attributed thereto in Section 3.4 hereof;
(k)	“Fully Diluted Basis” means A ÷ B,

where A = the sum of the number of fully paid voting securities of FNX and the number of voting securities issuable upon the exercise of all outstanding options, warrants and other convertible securities of FNX owned, controlled or directed, directly or indirectly, by Dynatec; and

where B = the sum of the number of issued and outstanding fully paid voting securities of FNX and the number of issued and outstanding voting securities issuable upon the exercise of all issued and outstanding options, warrants and other convertible securities of FNX;

(l)	“HSBC Security” has the meaning attributed thereto in subsection 2.2(a) hereof;
(m)	“In-Force Period” means the period commencing on the Closing Date and ending on the Cessation Date;
(n)

“Person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, government entity, administrator or other legal representative or any group or combination thereof;

(o)	“Purchase Price” has the meaning attributed thereto in Section 3.2 hereof;
(p)	“Sale Assets” means the Dynatec SJV Interest and the Aurora Shares;
(q)	“SJV Agreement” has the meaning attributed thereto in the first recital above of this Agreement;
(r)	“Sudbury Joint Venture” has the meaning attributed thereto in the first recital above of this Agreement;
(s)

“Sudbury Joint Venture Assets” means (i) the properties that are subject to the SJV Agreement, the agreement made as of November 29, 2001 between Inco Ltd. and FNX, as amended; and any other agreements entered into by FNX or Dynatec relating to the Sudbury Joint Venture; (ii) all other real and personal property, tangible and intangible and any and all economic or other interests of Dynatec and FNX in the assets and undertaking of the Sudbury Joint Venture, including but not limited to all Working Capital, equipment, computer hardware and software;

(t)	“Time of Closing” means 9:00 a.m. (Toronto time) on the Closing Date;

(u)	“TSX” means the Toronto Stock Exchange;
(v)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;
(w)

“Volume Weighted Average Trading Price” means the volume weighted average of the trading prices of the common shares of FNX calculated by dividing the total value of the common shares of FNX traded by the total volume of common shares of FNX traded for the relevant period, rounded to the nearest cent;

(x)

“Working Capital” means, subject to Section 3.8 hereof, accounts receivable, prepaid expenses, ore in process, and other inventory calculated in a manner consistent with past practices of the Sudbury Joint Venture.

1.2	Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith words importing the singular shall include the plural and vice versa; words importing gender shall include the masculine, feminine and neuter genders; and the words “including”, “such as” and similar words shall be read as “including, without limitation”.

1.3	Currency

All dollar amounts referred to herein are in Canadian currency.

1.4	Headings, etc. for Convenience

The division of this Agreement into articles, sections, paragraphs, etc., and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5	Applicable Law and Attornment

This Agreement shall be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable thereto. The parties hereto agree that the courts of the Province of Ontario will have non-exclusive jurisdiction to determine all disputes and claims arising between them.

1.6	Calculation of Time Periods

When calculating the period of time within which or following which an act is to be done or steps are to be taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next Business Day. If the day on which an act is to be done or steps taken pursuant to this Agreement is not a Business Day, such day shall be deemed to be the next Business Day.

1.7	Schedules

The following are the schedules attached hereto and incorporated in this Agreement by reference and deemed to be part hereof:

Schedule “A”	-	Standstill Agreement
Schedule “B”	-	Voting Trust Agreement

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of Both Parties
Each of Dynatec and FNX represents and warrants to the other as follows:

(a)	the recitals set forth above in this Agreement are true and correct;
(b)	it is a corporation duly incorporated under the laws of the jurisdiction of its incorporation and is duly organized and validly subsisting under such laws;
(c)

it has full power and authority to carry on its business and own its assets and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement, and to carry out and perform all of its obligations and duties hereunder and thereunder;

(d)

it has duly obtained all corporate authorizations required for the execution, delivery and performance of this Agreement and any agreement or instrument referred to or contemplated by this Agreement and such execution, delivery and performance and the consummation of the transactions herein and therein contemplated will not contravene any laws to which it is subject and will not conflict with or result in any breach of any covenants or agreements contained in or constitute a default under or result in the creation of any lien, charge or encumbrance under the provisions of its constating documents or any shareholders’ or directors’ resolution or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject; and

(e)	this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms.
2.2	Representations and Warranties of Dynatec
Dynatec represents and warrants to FNX that:

(a)

Dynatec owns the Aurora Shares as the shareholder of record and is the beneficial owner with good and marketable title thereto, free and clear of all liens, charges, encumbrances, security interests and claims whatsoever, other than the security interest therein of HSBC Bank Canada (collectively, the “HSBC Security”);

(b)

Dynatec is the legal and beneficial owner of the Dynatec SJV Interest and each of the assets comprising the Dynatec SJV Interest free and clear of all liens, charges, encumbrances, security interests and claims whatsoever, other than the HSBC Security;

(c)

no Person has any agreement, option, understanding or commitment or any right or privilege, (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment for the purchase from Dynatec of any or all of the Aurora Shares or the Dynatec SJV Interest or any part thereof;

(d)

Dynatec has complied with all material requirements placed on it pursuant to the SJV Agreement and all acts carried out by Dynatec on or relating to the Sudbury Joint Venture were completed within the authority granted to it pursuant to the SJV Agreement;

(e)	Dynatec does not currently own, control or direct, directly or indirectly, any common shares of FNX;
(f)

there are no actions, suits, proceedings or enquiries pending or, to the knowledge of Dynatec, threatened against or affecting Dynatec at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way adversely affects or may in any way materially adversely affect the Dynatec SJV Interest, Aurora Holdings Limited, Aurora Platinum Corp. or Dynatec’s ability to perform its obligations hereunder;

(g)	Dynatec is an “accredited investor” as such term is defined in Rule 45-501 of the Ontario Securities Commission;
(h)

the sale of the Sale Assets will not constitute a sale of all or substantially all of Dynatec’s assets and will not result in a breach by Dynatec of, and will not create a state of facts that, after notice or lapse of time or both, will result in a breach by Dynatec of any applicable laws, and will not conflict with any of the terms and conditions or provisions of the articles, the by-laws or resolutions of Dynatec or, subject to obtaining any necessary waivers or consents that have been obtained (other than the release of the HSBC Security), any trust agreement, loan agreement or any other agreement or instrument to which Dynatec is a party or by which it is contractually bound; and

(i)

Dynatec is not a person within the United States or a U.S. person as such terms are defined in Regulation S under the U.S. Securities Act, the FNX Shares were not offered to Dynatec in the United States and this Agreement was not signed by Dynatec in the United States; and Dynatec understands that the FNX Shares have not been, and will not be, registered under the U.S. Securities Act.

2.3	Representations and Warranties of FNX
FNX represents, warrants and covenants to and with Dynatec that:

(a)

FNX is a reporting issuer under the securities laws of all provinces of Canada and is not in default of any requirement under the Securities Act (Ontario) or the Regulation thereunder, and FNX will use its best efforts to maintain such status and not be in default of any requirement under any such laws or the regulations thereto for at least the lesser of (i) the period of 36 months immediately following the Closing Date and (ii) the period commencing from the Closing Date to the expiry of the 12 months immediately following the Cessation Date; in particular, without limiting the foregoing, FNX has at all times complied with its obligation to make timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to FNX that has occurred and with respect to which either public disclosure or disclosure to Dynatec has not been made;

(b)

the issued and outstanding common shares of FNX are listed and posted for trading on the TSX, FNX is in compliance with all applicable rules and regulations of the TSX, and FNX will use its reasonable commercial efforts to cause its common shares to continue to be listed on the TSX and FNX to be in compliance with the applicable rules and regulations of the TSX for at least the lesser of the period referred to in clauses (i) and (ii) of subsection 2.3(a) above;

(c)

the issuance of the FNX Shares will not result in a breach by FNX of, and will not create a state of facts that, after notice or lapse of time or both, will result in a breach by FNX of any applicable laws, and will not conflict with any of the terms and conditions or provisions of the articles, the by-laws or resolutions of FNX or, subject to obtaining any necessary waivers or consents that have been obtained, any trust agreement, loan agreement or any other agreement or instrument to which FNX is a party or by which it is contractually bound;

(d)	the FNX Shares have been duly allotted and reserved for issuance and will, when issued on the Closing Date, be fully paid and non-assessable shares of the capital stock of FNX;
(e)	the authorized capital of FNX consists of an unlimited number of common shares, of which 55,395,272 common shares are issued and outstanding;
(f)

there are no actions, suits, proceedings or enquiries pending or, to the knowledge of FNX, threatened against or affecting FNX at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of FNX or its subsidiaries;

(g)	the beneficial holders of a majority of the issued shares of FNX have consented in writing to the issue of the FNX Shares to Dynatec as herein provided in a form acceptable to the TSX and AMEX;
(h)	FNX is a “foreign issuer” and reasonably believes that there is no “substantial U.S. market interest” in its common shares as these terms are defined in Regulation S under the U.S. Securities Act; and
(i)	FNX has 57,798,972 common shares issued and outstanding on a Fully Diluted Basis.
2.4	Duration of Representations and Warranties
(a)

Each of the parties hereto acknowledges and agrees that the other party is entering into this Agreement relying upon the representations and warranties made to it herein and the correctness of each such representation and warranty as of the date hereof is a condition upon which each party is entering into this Agreement, each of which conditions may be waived in whole or in part solely by the party in whose favour the representation and warranty is made, and all such representations and warranties shall survive the execution and delivery of this Agreement for a period of two years, provided that the representations and warranties made in Sections 2.2(a), 2.2(b) and 2.2(c) shall continue indefinitely other than to give effect to the release of the HSBC Security;

(b)

Each party hereto agrees to indemnify and hold harmless the other party from any loss, damage, cause, cost (including, without limitation, costs on a solicitor and client basis), action or suit arising out of or in connection with any breach of any representation or warranty contained herein in respect of which the other party makes a claim within the survival period referred to in Section 2.4(a) above.

2.5	Disclaimer

For the purposes of clarity, neither party hereto has made and each party specifically negates and disclaims any and all representations, warranties, promises, covenants, agreements or guarantees of any kind or character whatsoever which are not specifically set forth in or contemplated by this Agreement, including without limitation with respect to or in any way relating to the Sudbury Joint Venture and its assets, the Aurora Shares and the FNX Shares.

ARTICLE 3

PURCHASE AND SALE

3.1	Purchase and Sale of the Sale Assets

On the terms and subject to the fulfilment of the conditions hereof, Dynatec hereby agrees to sell, assign and transfer to FNX, and FNX hereby agrees to purchase and accept from Dynatec:

(a)	the Dynatec SJV Interest; and
(b)	the Aurora Shares.
3.2	Purchase Price

The purchase price (the “Purchase Price”) payable by FNX to Dynatec for the Sale Assets is the amount equal to the product obtained by multiplying 95% of the Volume Weighted Average Trading Price of the common shares of FNX on the TSX for the two Business Days before, the day of and the two Business Days after the Announcement Date by 20,500,000.

3.3	List of Assets and Allocation of Purchase Price

FNX and Dynatec agree to compile a list of the specific assets comprising the Dynatec SJV Interest and a list of the specific assets used by the Sudbury Joint Venture but owned directly by Dynatec or leased by Dynatec to the Sudbury Joint Venture and allocate the Purchase Price among the specific assets comprising the Dynatec SJV Interest and the Aurora Shares in proportion to their fair market value on or prior to the first date that either party is required to report or file any document requiring such allocation. For greater certainty, the parties agree to compile a list of the depreciable property forming part of the Sale Assets and to complete the allocation of the Purchase Price among such depreciable property on or prior to the Closing Date.

3.4	Payment of Purchase Price

The Purchase Price will be paid to Dynatec by FNX on the Closing Date by the allotment and issue to Dynatec of 20,500,000 common shares in the capital stock of FNX (the “FNX Shares”) as fully paid and non-assessable shares. Dynatec acknowledges and agrees that the certificate evidencing the FNX Shares shall bear such legends as are required under applicable securities laws and the rules and guidelines of the TSX and AMEX.

3.5	Section 85(1) Election

The parties hereto agree to jointly make, execute and file with the appropriate bodies the elections required under subsection 85(1) of the Income Tax Act (Canada) and the applicable sections of the Corporations Tax Act (Ontario) in the prescribed form and within the prescribed time and manner and shall therein agree to an amount to be determined by the parties’ accountants for each property comprising the Sale Assets that shall be deemed to be Dynatec’s proceeds of disposition and FNX’s cost amount of each such property, which in each case shall be the greatest amount that will not result in Dynatec incurring any tax with respect to the disposition of each such property until such time as it may dispose of the FNX Shares received in consideration therefor taking into account successor elections to the extent available under section 66.7 of the Income Tax Act (Canada).

3.6	Other Taxes, Etc. on Disposition of Sale Assets

FNX shall be liable for and shall pay any and all federal and provincial sales taxes, including goods and services taxes, and all other taxes, duties or other like charges properly payable upon and in connection with the transfer of the Sale Assets by Dynatec to FNX (other than income taxes), provided, however, that the parties hereto shall use their reasonable commercial best efforts to ensure that goods and services taxes are not payable with respect to such transfer.

3.7	GST Election

FNX and Dynatec shall, on the Closing Date, elect jointly under subsection 167(1) of the Excise Tax Act, in the form prescribed for the purposes of that subsection, in respect of the sale and transfer of the Dynatec SJV Interest hereunder. FNX shall file such election with Canada Revenue Agency not later than the day on which it is required to file its GST return for its reporting period which includes the Closing Date. If it is determined that such election is unavailable for any reason, FNX shall indemnify and save harmless Dynatec from any taxes, interest, penalties or other liabilities imposed on Dynatec as a result thereof.

3.8	Accounts Receivable and Costs

(a)          Dynatec shall be entitled to 25% of the proceeds paid or payable by Inco Limited pursuant to the offtake agreement dated May 14, 2003 between FNX and Inco Limited in respect of:

(i)	the nickel, copper and gold content of all ore delivered to Inco Limited for the period up to and including July 31, 2005;

(ii)	the cobalt content of all ore delivered to Inco Limited up to and including June 30, 2005; and

(iii)	the platinum and palladium content of all ore delivered to Inco Limited up to and including April 30, 2005; and

thereafter FNX shall be entitled to all proceeds paid or payable by Inco Limited pursuant to the offtake agreement dated May 14, 2003 between Inco Limited and FNX.

(b)          Commencing from October 1, 2005, FNX will be responsible for and shall pay 100% of all costs relating to the exploration, development and mining of the Properties.

ARTICLE 4

COVENANTS BY THE PARTIES

4.1	Covenants by Dynatec
(a)

At the Time of Closing, Dynatec will deliver to FNX a written release (in form reasonably acceptable to legal counsel to FNX) of any and all claims that it may have against FNX with respect to the Sudbury Joint Venture and its assets, Aurora Holdings Limited and Aurora Platinum Corp. and its assets, other than as contemplated in this Agreement.

(b)	Dynatec will, prior to the Time of Closing:
(i)

take all actions within its control to ensure that its representations and warranties in Sections 2.1 and 2.2 hereof remain true and correct on the Closing Date with the same force and effect as if such representations and warranties were made on and as of the Closing Date and to satisfy or cause to be satisfied the conditions in Section 5.3 hereof;

(ii)	promptly advise FNX of any facts that have come to its attention which will cause any of Dynatec’s representations and warranties herein contained to be untrue in any respect;
(iii)	continue its activities on behalf of and in relation to the Sudbury Joint Venture in accordance with the SJV Agreement in the ordinary course, consistent with past practise; and
(iv)	cause John Lill to resign as a director of Aurora Holdings Limited and Aurora Platinum Corp. and Anthony Makuch to resign as a director of Aurora Platinum Corp.
(c)	On or before the Closing Date, Dynatec will cause the HSBC Security on the Aurora Shares and the Dynatec SJV Interest to be released.

(d)

On or before the Closing Date, Dynatec will cause all necessary corporate actions and proceedings to be taken in order to authorize and permit the Dynatec SJV Interest and the Aurora Shares to be duly and properly transferred to FNX, free and clear of all liens, charges, encumbrances, security interests and claims whatsoever.

(e)

At least two Business Days prior to the Time of Closing, Dynatec will provide FNX with a copy of all agreements material to the Sudbury Joint Venture to which Dynatec is a party and FNX is not a party, and at the request of FNX, will either assign such agreements to FNX, terminate such agreements or enter into some other arrangement acceptable to FNX, acting reasonably, provided that in every event, Dynatec does not incur any liability.

4.2	Covenants by FNX
(a)

On the Closing Date, FNX will deliver to Dynatec a written release (in form reasonably acceptable to legal counsel to Dynatec) of any and all claims that it may have against Dynatec with respect to the Sudbury Joint Venture and its assets, and Aurora Holdings Limited and Aurora Platinum Corp. and its assets, other than as contemplated in this Agreement.

(b)	FNX will, prior to the Time of Closing:
(i)

take all actions within its control to ensure that its representations and warranties in Sections 2.1 and 2.3 hereof remain true and correct on the Closing Date with the same force and effect as if such representations and warranties were made on and as of the Closing Date, and to satisfy or cause to be satisfied the conditions of Section 5.1 hereof; and

(ii)	promptly advise Dynatec of any facts that have come to its attention which will cause any of FNX’s representations and warranties herein contained to be untrue in any respect.
(c)

On or before the Closing Date, FNX will cause all necessary steps and corporate proceedings to be taken in order to authorize and permit the FNX Shares to be duly and properly allotted and issued to Dynatec as fully paid and non-assessable shares.

(d)

FNX shall use all reasonable commercial efforts to cause Dynatec to be released from any obligation or liability under a letter of credit dated June 28, 2004 in favour of the Minister of Northern Development and Mines in the amount of $276,574.50 and a letter of credit dated January 30, 2003, as amended, in favour of Inco Limited in the amount of $108,750 for the period from and after the Closing Date and shall indemnify and hold Dynatec harmless from any liability thereunder from the Time of Closing until the date that such release is obtained.

4.3	Mutual Covenants of Dynatec and FNX

At or prior to the Time of Closing, each of Dynatec and FNX shall have executed and delivered:

(a)

a voting trust agreement (a “Voting Trust Agreement”) substantially in the same form and containing the same terms and conditions as the agreement attached hereto as Schedule “B” with such changes as are required thereto by CIBC Mellon Trust Company; and

(b)	a mining services agreement (a “Mining Services Agreement”) in a form agreed to by FNX and Dynatec.

ARTICLE 5

CONDITIONS OF CLOSING

5.1	Conditions to the Obligations of Dynatec

Notwithstanding anything herein contained, the obligation of Dynatec to complete the transactions provided for in this Agreement will be subject to the fulfilment of the following conditions on or prior to the Closing Date and FNX covenants to use its reasonable commercial efforts to ensure that such conditions are fulfilled:

(a)

Accuracy of Representations and Warranties and Performance of Covenants. The representations and warranties of FNX contained in this Agreement or in any documents delivered in order to carry out the transactions contemplated hereby shall be true and accurate on the date hereof and on the Closing Date with the same force and effect as though such representations and warranties had been made at and as of the Closing Date (regardless of the date as of which the information in this Agreement or other document made pursuant hereto is given) except for inaccuracies in such representations and warranties resulting from issuances of common shares on the exercise of stock options. In addition, FNX shall have complied with all covenants and agreements herein agreed to be performed or caused to be performed by it at or prior to the Closing Date, and shall have executed and delivered the Voting Trust Agreement and the Mining Services Agreement. FNX shall also have delivered to Dynatec a certificate confirming that the facts with respect to each of such representations and warranties by FNX are as set out herein on the Closing Date and that FNX has performed all covenants required to be performed by it hereunder;

(b)

No Restraining Proceedings. No order, decision or ruling of any court, tribunal or regulatory authority having jurisdiction shall have been made, and no action or proceeding shall be pending or threatened which, in the reasonable opinion of counsel to Dynatec, is likely to result in an order, decision or ruling:

(i)	to disallow, enjoin, prohibit or impose any limitations or conditions on the purchase and sale of the Sale Assets or the issue of the FNX Shares to Dynatec as provided herein; or
(ii)	to impose any limitations or conditions which may have a material adverse affect on FNX;
(c)

Consents. All consents required to be obtained in order to carry out the transactions contemplated hereby in compliance with all laws, regulatory requirements and policies and agreements binding upon the parties hereto shall have been obtained (including, without limitation, in the case of the issuance of the FNX Shares as contemplated herein, the approval of the TSX and AMEX);

(d)

Material Adverse Changes. Prior to the Closing Date, there will have been no change in the condition of FNX, howsoever arising, except changes which have occurred in the ordinary course of business and which, individually or in the aggregate, have not affected and may not affect FNX in any material adverse respect; and

(e)

Shares. The issue of the FNX Shares will comply with the requirements of the Ontario Securities Commission, the TSX and AMEX which will include, inter alia, the provision of notice thereof to the TSX. FNX will cause the FNX Shares to be posted and listed for trading on the TSX as soon as reasonably practicable on or after the Closing Date.

5.2	Waiver or Termination by Dynatec

The conditions contained in Section 5.1 hereof are inserted for the exclusive benefit of Dynatec and may be waived in whole or in part by Dynatec at any time. FNX acknowledges that the waiver by Dynatec of any condition or any part of any condition shall constitute a waiver only of such condition or such part of such condition, as the case may be, and shall not constitute a waiver of any covenant, agreement, representation or warranty made by FNX herein that corresponds or is related to such condition or such part of such condition, as the case may be. If any of the conditions contained in Section 5.1 hereof are not fulfilled or complied with as herein provided, Dynatec may, at or prior to the Closing Date at its option, rescind this Agreement by notice in writing to FNX and in such event Dynatec shall be released from all obligations hereunder and, unless the condition or conditions which have not been fulfilled are reasonably capable of being fulfilled or caused to be fulfilled by FNX, or if the conditions that FNX shall have executed and delivered the Voting Trust Agreement and the Mining Services Agreement are not fulfilled by FNX, then FNX shall also be released from all obligations hereunder.

5.3	Conditions to the Obligations of FNX

Notwithstanding anything herein contained, the obligations of FNX to complete the transactions provided for in this Agreement will be subject to the fulfilment of the following conditions on or prior to the Closing Date, and Dynatec will use its reasonable commercial efforts to ensure that such conditions are fulfilled.

(a)

Accuracy of Representations and Warranties and Performance of Covenants. The representations and warranties of Dynatec contained in this Agreement or in any documents delivered in order to carry out the transactions contemplated hereby will be true and accurate on the date hereof and on the Closing Date with the same force and effect as though such representations and warranties had been made at and as of the Closing Date (regardless of the date as of which the information in this Agreement or other document made pursuant hereto is given) except inaccuracies in such representations and warranties resulting from the discharge of the HSBC Security. In addition, Dynatec shall have complied with all covenants and agreements herein agreed to be performed or caused to be performed by it at or prior to the Closing Date and shall have executed and delivered the Voting Trust Agreement and the Mining Services Agreement. Dynatec shall also have delivered to FNX a certificate confirming that the facts with respect to each of the representations and warranties of Dynatec are as set out herein on the Closing Date and that Dynatec has performed each of the covenants required to be performed by it hereunder;

(b)

Material Adverse Changes. Prior to the Closing Date, there will have been no change in the condition of the Sudbury Joint Venture or its assets, howsoever arising, except changes which have occurred in the ordinary course of business and which, individually or in the aggregate, have not affected and may not affect the Sudbury Joint Venture or its assets in any material adverse respect;

(c)

No Restraining Proceedings. No order, decision or ruling of any court, tribunal or regulatory authority having jurisdiction shall have been made, and no action or proceeding shall be pending or threatened which, in the reasonable opinion of counsel to FNX, is likely to result in an order, decision or ruling:

(i)	to disallow, enjoin or prohibit or impose any limitations on the purchase and sale of the Sale Assets or the issue of the FNX Shares as provided herein; or
(ii)	to impose any limitations or conditions which may have a material adverse affect on FNX; and
(d)

Consents. All consents required to be obtained in order to carry out the transactions contemplated hereby in compliance with all laws, regulatory requirements and policies and agreements binding upon the parties hereto shall have been obtained (including, without limitation, in the case of the issuance of the FNX Shares as contemplated herein, the approval of the TSX and AMEX).

5.4	Waiver or Termination by FNX

The conditions contained in Section 5.3 hereof are inserted for the exclusive benefit of FNX and may be waived in whole or in part by FNX at any time. Dynatec acknowledges that the waiver by FNX of any condition or any part of any condition shall constitute a waiver only of such condition or such part of such condition, as the case may be, and shall not constitute a waiver of any covenant, agreement, representation or warranty made by Dynatec herein that corresponds or is related to such condition or such part of such condition, as the case may be. If any of the conditions contained in Section 5.3 hereof are not fulfilled or complied with as herein provided, FNX may, at or prior to the Closing Date at its option, rescind this Agreement by notice in writing to Dynatec and in such event FNX shall be released from all obligations hereunder and, unless the condition or conditions which have not been fulfilled are reasonably capable of being fulfilled or caused to be fulfilled by Dynatec, or if the conditions that Dynatec shall have executed and delivered the Voting Trust Agreement and the Mining Services Agreement are not fulfilled by Dynatec, then Dynatec shall also be released from all obligations hereunder.

ARTICLE 6

CLOSING ARRANGEMENTS

6.1	Closing Arrangements

Subject to the terms and conditions hereof, the transactions contemplated herein shall be closed on the Closing Date at the offices of Aird & Berlis LLP at BCE Place, Suite 1800, Box 754, 181 Bay Street, Toronto, Ontario M5J 2T9 or at such other place or places as may be mutually agreed upon by FNX and Dynatec.

6.2	Documents to be Delivered

On or before the Closing Date, FNX shall execute, or cause to be executed, and shall deliver, or cause to be delivered, to Dynatec all documents, instruments and things which are to be delivered by FNX pursuant to the provisions of this Agreement or which are necessary or desirable in the reasonable opinion of counsel, and Dynatec shall execute, or cause to be executed, and shall deliver, or cause to be delivered, to FNX all documents, instruments and things which Dynatec is to deliver or to cause to be delivered pursuant to the provisions of this Agreement or which are necessary or desirable in the reasonable opinion of counsel.

6.3	Other Actions on Closing

At the Closing:

(a)

two of the existing members of the board of directors of FNX shall resign and the vacancies created thereby immediately filled by two nominees of Dynatec who will be appointed by the directors of FNX to the board;

(b)	the SJV Agreement and the Aurora Agreement (other than the obligation of the parties pursuant to the Aurora Agreement to make, execute and file with the appropriate bodies the election required under Subsection 85(1) of the Income Tax Act (Canada) and the applicable provisions of the Corporations Tax Act (Ontario)) shall terminate and be of no further force or effect; and

(c)	Dynatec shall provide evidence of the discharge of the HSBC Security.

ARTICLE 7

POST-CLOSING COVENANTS

7.1	Representation of Dynatec on FNX Board

During the In-Force Period, FNX agrees to include in the list of directors nominated for election at each annual meeting of FNX Shareholders, the greater of two nominees of Dynatec and that number of nominees of Dynatec that is equal to the percentage of the number of the issued and outstanding voting securities of FNX beneficially owned by Dynatec calculated on a Fully-Diluted Basis multiplied by the number of nominees proposed for election by FNX to the FNX board of directors, provided that if that calculation does not result in a whole number, the number of nominees to which Dynatec will be entitled will be rounded up or down to the nearer whole number (with .5 being rounded up).

7.2	Mandatory Purchase of Dynatec Shares by FNX

At the sole option of Dynatec and provided that Dynatec is not in breach of any covenants or agreements contemplated herein that survive the Closing Date, FNX will be required to subscribe for and purchase as part of the next offering of common shares by Dynatec to the public, provided that the Offering is for a minimum amount of $100,000,000 and is completed before the expiry of 12 months from the Closing Date, that number of common shares of Dynatec representing in the aggregate a value of $10,000,000 based on their issue price.

7.3	FNX’s Right of First Refusal

In the event that Dynatec elects to sell any of the FNX Shares, it shall give written notice thereof to FNX (the “Sale Notice”) of the net price per share, after deducting commissions, (which net price per share, after deducting commissions, shall not exceed 95% of the Volume Weighted Average Trading Price of the common shares of FNX for the immediately preceding five trading days on the TSX (the “5 Day VWAP”) in the event the sale will occur by way of prospectus and at a net price per share, after deducting commissions, that shall not exceed the 5 Day VWAP in the event the sale does not require a prospectus filing), that Dynatec is prepared to accept, and FNX shall thereupon have the right for a period of ten Business Days after FNX’s receipt of such written notice to designate the purchaser or purchasers of such shares and arrange for Dynatec to be provided with:

(a)

if required, an executed underwriting agreement containing such terms and conditions as are customary and usual in the industry and as is acceptable to Dynatec, acting reasonably, with respect to the sale of such shares; or

(b)	if an underwriting agreement is not required, an executed purchase agreement acceptable to Dynatec, acting reasonably, with respect to the sale of such shares.

Dynatec may not give the Sale Notice to FNX at any time that it would be precluded from selling the FNX Shares by the insider trading and blackout policies of FNX in effect from time to time as approved by the Board of Directors of FNX (a “Blackout”) provided that if Dynatec advises FNX that it wishes to provide a Sale Notice during a period that a Blackout is in effect, FNX will endeavour to take such actions as soon as reasonably possible given the nature of the Blackout, that will result in the Blackout being lifted.

In the event that FNX declines to make such designation and/or provide Dynatec with such an underwriting agreement, if required, or such a purchase agreement, within the foregoing period, or if such designation is made and Dynatec is presented with such underwriting agreement, if required, or purchase agreement, but the transaction contemplated thereby does not close within the greater of:

(a)	10 Business Days of the expiry of the foregoing period; and

(b)	the date which is five Business Days after the final decision document is issued by the applicable securities regulatory authorities for a prospectus filed to sell such shares,

Dynatec may for a period of 90 days thereafter enter into an underwriting agreement to sell the FNX Shares through a broad public distribution in Canada.

In such event, if a prospectus is required, FNX shall take such reasonable steps, in conjunction with Dynatec and in a timely manner as are necessary to qualify by prospectus in Canada only the distribution of such FNX Shares, provided that FNX shall not be required to file more than one prospectus in every consecutive six months from the date hereof pursuant to this requirement. Any prospectus filing in connection with the sale of the FNX Shares pursuant to this Section 7.3 shall be at Dynatec’s cost. Notwithstanding the foregoing, Dynatec may tender any or all of its FNX Shares to any takeover bid for the common shares of FNX. The distribution will occur by broad distribution in all circumstances and regardless of whether a prospectus is required pursuant to applicable securities laws.

For the purposes of this Section 7.3, “FNX Shares” includes any common shares of FNX acquired after the Closing by Dynatec.

7.4	Reconciliation

As soon as reasonably possible following the Closing Date, Dynatec and FNX will complete a reconciliation as of the Closing Date of: (a) the amount of actual expenditures by Dynatec attributable to FNX compared to amounts paid by FNX pursuant to cash calls by Dynatec for the period from the last reconciliation to the Closing Date; and (b) the amount of actual expenditures by FNX attributable to Dynatec compared to amounts paid by Dynatec pursuant to cash calls by FNX from the period from the last reconciliation to the Closing Date; in each case in accordance with the practice followed by the parties pursuant to that SJV Agreement, and either; (a) FNX will pay to Dynatec the amount, if any, that the amount determined pursuant to Clause (a) exceeds the amount determined pursuant to Clause (b) of this Section 7.4; or (b) Dynatec will pay to FNX the amount, if any, that the amount determined pursuant to Clause (b) exceeds the amount determined pursuant to Clause (a) of this Section 7.4. The party owing amounts pursuant to this Section 7.4 shall have the right to offset the amount owed against amounts owed to it by the other party.

7.5	Liabilities

Dynatec and FNX acknowledge and agree that Dynatec shall not have any liability with respect to any matters, things or events arising out of or relating to the Sudbury Joint Venture and its assets and the activities and operations of Dynatec with respect thereto except that Dynatec shall indemnify and hold FNX, its affiliates, subsidiaries, officers, directors, employees, agents and consultants harmless from and against any losses, damages or liabilities (other than loss of profits) arising from: (a) Dynatec’s gross negligence or wilful act or omission to act arising out of or relating to the Sudbury Joint Venture, and its assets and the activities and operations of Dynatec with respect thereto; and (b) non-compliance with the Bulk Sales Act (Ontario).

ARTICLE 8

GENERAL PROVISIONS

8.1	Notice

(a)          Any notice, direction or other communication (“Communication”) given hereunder, irrespective of whether such Communication was required, permitted or otherwise provided pursuant to or in respect of this Agreement, shall be in writing and given by delivery, fax or other similar form of electronic communication and, if delivered, shall be deemed to have been given and received on the day it is actually received, and, if sent by fax or other similar form of electronic communication, shall be deemed to have been given and received on the day it was so sent if sent during normal business hours (9:00 a.m. to 5:00 p.m. local time at the place of receipt) or on the next following Business Day if sent outside of normal business hours. Notices in each case shall be addressed as follows:

if to Dynatec at:

Dynatec Corporation

9555 Yonge Street, Suite 200

Richmond Hill, Ontario

L4C 9M5

Fax:	905.780.1880
Attention:	Bruce V. Walter, President & CEO

If to FNX at:

55 University Avenue, Suite 700

Toronto, Ontario

M5J 2H7

Fax:	416.360.0550

Attention: Terry MacGibbon, President & CEO

(b)          Any party hereto may give, at any time, notice in writing to the other party of any change of address of the party giving such notice and, from and after the giving of such notice, the address or addresses therein specified shall be deemed to be the address of such party for purposes of giving notice hereunder.

8.2	Entire Agreement

This Agreement, including its schedules hereto, represents and contains the entire understanding of the parties hereto with respect to the subject matter contained herein and shall supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto. There are no representations, warranties or other agreements between the parties except as specifically set forth herein. This Agreement may only be amended by written agreement of both parties hereto.

8.3	Covenants to Survive Closing

All covenants of the parties hereto in this Agreement shall continue in full force and effect following the Closing to the extent applicable.

8.4	Further Assurances

Each of the parties hereto agrees to execute or cause to be executed such other documents, and take or cause to be taken such other actions and to do such things as are reasonably necessary to secure and give effect to the rights and obligations granted and assumed hereunder, and each of them shall take all other necessary corporate action as may be required to give effect to the terms hereof.

8.5	Counterparts

This Agreement may be executed in several counterparts (in original or facsimile form), each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute but one and the same instrument.

8.6	Waiver

Any party hereto which is entitled to the benefits of this Agreement may, and has the right to, waive any term or condition hereof at any time on or prior to the Closing Date; provided, however, that such waiver shall be evidenced by written instrument duly executed by such party.

8.7	Enurement

This Agreement shall enure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto; this Agreement shall not be assigned by a party hereto without the prior written consent of the other party hereto.

THIS AGREEMENT has been executed as of the day and year first above written.

DYNATEC CORPORATION

Per: (illegible signature)
Authorized Signing Officer

FNX MINING COMPANY INC.

Per: (illegible signature)
Authorized Signing Officer

SCHEDULE “A”

STANDSTILL AGREEMENT

SCHEDULE “B”

VOTING TRUST AGREEMENT

DOCUMENT 2

STANDSTILL AGREEMENT

This Standstill Agreement is entered into as of the 5th day of October, 2005 between FNX MINING COMPANY INC. (“FNX”), 55 University Avenue, Suite 700, Toronto, Ontario, M5J 2H7 and DYNATEC CORPORATION (“Dynatec”), 9555 Yonge Street, Suite 200, Richmond Hill, Ontario, L4C 9M5.

Dynatec has entered into an agreement with FNX on the date hereof (the “Agreement of Purchase and Sale”) to acquire 20,500,000 common shares of FNX (the “Acquired Shares”). The purchase by Dynatec of the Acquired Shares is conditional upon Dynatec entering into this Agreement.

In consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, FNX and Dynatec agree as follows:

1.

For purposes of this Agreement (i) the “Representatives” of either party hereto means the directors, officers, employees, legal counsel, accountants, consultants and financial advisors of such party and of its Affiliates (as hereinafter defined); (ii) “Affiliates” of either party means any person which (A) controls, directly or indirectly, or (B) is, directly or indirectly, controlled by such party, or (C) is, directly or indirectly, controlled by a person which, directly or indirectly, controls such party, the term “control” including the right to exercise 50% or more of the voting rights respecting the election of directors of a corporation; and (iii) “person” means any individual, corporation, partnership, limited partnership, association, joint stock company, trust, unincorporated organization or a government or agency thereof.

2.

Dynatec agrees that it, its Affiliates, its directors and officers, and any directors or officers of its Affiliates, will not, directly or indirectly, alone or in combination with any other person, including through one or more intermediaries without FNX's prior written consent: (i) acquire or enter into any agreement to acquire or make any proposal or offer to acquire directly or indirectly in any manner, any securities (whether issued or unissued) or assets of, or otherwise make an investment in or provide financing to, FNX or any of its Affiliates; (ii) assist, encourage, or advise any other person to acquire or agree to acquire in any manner, any securities of FNX or any of its Affiliates; (iii) propose or support or engage in any discussions or negotiations with respect to, or enter into any agreement, commitment or understanding with any third party to effect, any take-over bid, amalgamation, merger, business combination, asset or share transaction, financing transaction or corporate restructuring involving FNX or its Affiliates; (iv) make or participate directly or indirectly in any solicitation of proxies from shareholders of FNX; or (v) form, join or in any way participate in any group acting jointly or in connection with any of the foregoing; and Dynatec shall ensure that its Representatives (other than a financial advisor acting solely in its capacity as a registrant in compliance with applicable securities laws with respect to trading of shares of FNX in the normal course) comply with the provisions of this section.

Notwithstanding the foregoing:

(a)

the restrictions contained in paragraph 2 shall not apply in the event that an unsolicited bona fide offer is made or an agreement is entered into or transaction announced that will, if successful, result in the acquirer holding directly or indirectly more than 50% of the issued and outstanding common shares, or more than 50% of the assets, of FNX; and

(b)

Dynatec shall be entitled at any time or from time to time to purchase in the market common shares of FNX, or other securities convertible into common shares of FNX, provided that immediately thereafter the aggregate number of common shares of FNX which Dynatec owns, controls or directs, directly or indirectly (collectively, “Owns”), including the common shares of FNX underlying any convertible securities that Dynatec Owns, does not exceed 19.9% of the issued and outstanding common shares of FNX.

3.

Dynatec acknowledges and agrees that in keeping with the equitable and fiduciary nature of this Agreement and the obligations imposed hereunder, that the provisions of this Agreement are essential for the protection of FNX and any breach or threatened breach of this Agreement could cause immediate and irreparable damage to FNX, for which monetary relief would be inadequate or impossible to ascertain. Accordingly, Dynatec agrees that upon a breach or threatened breach hereof, FNX may, without the limitation of any other rights FNX may have, obtain a temporary restraining order, interim injunction or other appropriate form of equitable relief to enforce the provisions hereof. Dynatec irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby. Dynatec irrevocably and unconditionally waives any objection to the venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby being in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waives, and agrees not to plead or claim in any such court, that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Dynatec will indemnify and hold harmless FNX from any damages, losses, costs, expenses or liabilities, including legal fees on a solicitor and client basis and the costs of enforcing this indemnity, arising out of the breach or threatened breach by Dynatec, its Affiliates or Representatives of any of their obligations contained herein.

4.	It is understood and agreed that this Agreement imposes no obligation upon either of the parties except as specifically set forth herein.
5.

The obligations of FNX and Dynatec under this Agreement shall commence on the closing date of Dynatec’s purchase of the Acquired Shares pursuant to the Agreement of Purchase and Sale and shall expire on the third anniversary of such date.

6.

This Agreement will be binding upon and will enure to the benefit of the parties and their respective successors and permitted assigns. No assignment of this Agreement shall be made without the prior written consent of the other party.

7.

This Agreement constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and, effective upon Dynatec’s purchase of the Acquired Shares, shall supersede all previous agreements, written or oral, with respect to the subject matter hereof, including without limitation, the confidentiality agreement between FNX and Dynatec dated March 3, 2004.

8.

Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived, either generally or in a particular instance and either retroactively or prospectively, only by a document in writing signed by the party to be bound thereby. No waiver of any provision of this Agreement by FNX will be deemed to constitute a waiver of any other provision (whether or not similar). No failure on the part of FNX to exercise, and no delay in exercising, any right under this Agreement will operate as a waiver of such right; nor will any single or partial exercises of any such right preclude FNX from any other or further exercise of such right or the exercise of any other right.

9.

In the event that any provision herein is found to be illegal or unenforceable, such provision shall be severed or modified to the extent necessary to make it enforceable, and as so severed or modified, the remainder of this Agreement shall remain in full force and effect.

10.	This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
11.	Time is of the essence of this Agreement and every part hereof.
12.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument, and signed facsimile copies will be deemed for all purposes hereunder to be valid signed copies hereof.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

FNX MINING COMPANY INC.
Per:	“A. Terrance MacGibbon”
Name: A. Terrance MacGibbon
Title: President and CEO
DYNATEC CORPORATION
Per:	“Bruce Walter”
Name: Bruce Walter
Title: Authorized Signing Authority

DOCUMENT 3

VOTING TRUST AGREEMENT

THIS AGREEMENT made as of the 21st day of October, 2005.

AMONG:

FNX MINING COMPANY INC.

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “FNX”)

and

DYNATEC CORPORATION

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “Dynatec”)

and

CIBC MELLON TRUST COMPANY

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as the “Custodian”)

WHEREAS Dynatec has entered into an agreement with FNX on the date hereof (the “Agreement of Purchase and Sale”) pursuant to which it has agreed to acquire 20,500,000 common shares of FNX (the “Acquired Shares”);

AND WHEREAS Dynatec and FNX wish to enter into this Agreement (the “Agreement”) in connection with the acquisition by Dynatec of the Acquired Shares;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, FNX, Dynatec and the Custodian (collectively, the “Parties”) agree as follows:

1. At the closing of the acquisition of the Acquired Shares, Dynatec shall deposit with the Custodian certificates evidencing the Acquired Shares registered in the name of the Custodian which Acquired Shares represent all of the common shares of FNX that it owns, controls or directs, directly or indirectly, as of the date thereof. Thereafter, the Custodian shall hold the Deposited Shares (as such term is hereafter defined), in trust, subject to the terms and provisions of this Agreement. Where used in this Agreement, the term “Deposited Shares” shall include the Acquired Shares and all voting securities of FNX represented by additional certificates which are deposited with the Custodian pursuant to the provisions of this Agreement.

2. The Custodian shall, forthwith upon compliance by Dynatec with the provisions of this Agreement, and from time to time upon the deposit of additional certificates evidencing Deposited Shares in accordance with the provisions of this Agreement, deliver to Dynatec a receipt in respect of the subject Deposited Shares, in such form as counsel for FNX and Dynatec may reasonably deem appropriate.

3. The Custodian shall hold the Deposited Shares, in trust:

(a)

to vote, in person or by attorney or proxy, all of the Deposited Shares, on the following matters for which the holders of such common shares would be entitled to vote, at all meetings of the shareholders of FNX or of the holders of such class of shares, for whatever purpose called, in such manner as the nominees of management of FNX (the “Management Nominees”) intend to vote the proxies in their favour as set out in the management information circular of FNX in respect of such meetings (the “Management Intention”) and as directed in writing by one of the Management Nominees (the “Written Direction”):

(i)

election of directors, provided that the slate of nominees for election as directors set out in the management information circular of FNX contains the nominees of Dynatec as required pursuant to Section 7.1 of the Agreement of Purchase and Sale;

(ii)	appointment of auditors;
(iii)

as a one time event, the approval of either a new stock option plan or an amendment to the existing stock option plan of FNX (an “Option Plan Resolution”) which permits FNX to issue options, from time to time, to acquire up to that number of common shares of FNX which together with the number of common shares of FNX which may be acquired pursuant to existing options represents in the aggregate 10% of the number of issued and outstanding common shares of FNX outstanding at the time the resolution is approved by the shareholders, provided that such plan complies with the rules and guidelines of the Toronto Stock Exchange and the American Stock Exchange;

(iv)	any mergers or acquisitions including the issuance of securities relating thereto;
(v)	matters relating to any shareholder rights plans or amendments thereto;

(vi)	matters relating to any changes to the articles or by-laws of FNX (including, without limitation, the creation of other classes of shares that rank pari passu or senior to the Deposited Shares);
(vii)	any consolidations or subdivisions;
(viii)	a sale of all or substantially all of FNX’s assets;
(ix)	any changes to FNX’s capital structure;
(x)	amalgamations, continuances, plans of arrangement; or
(xi)	conversions to an income or royalty trust.
(b)

to vote, in person or by attorney or proxy, all of the Deposited Shares, on all matters that are not listed in Section 3(a) for which the holders of such voting securities would be entitled to vote, at all meetings of the shareholders of FNX or of the holders of such class of shares, for whatever purpose called, in such manner as it shall from time to time be directed in writing by Dynatec.

(c)

to take part in and consent to the following corporate or shareholder action wherein the vote or written consent or written resolution of the holders of the Deposited Shares may be desirable, or be required by the provisions of the Toronto Stock Exchange or the American Stock Exchange relating to the following matters, in such manner as it shall from time to time be directed in writing by any signing officer of FNX (the “Directing Management”):

(i)	any mergers or acquisitions including the issuance of securities relating thereto; or
(ii)	an Option Plan Resolution;
(d)

to take part in and consent to the following corporate or shareholder action wherein the vote or written consent or written resolution of the holders of the Deposited Shares may be desirable, or be required by the provisions of the Toronto Stock Exchange or the American Stock Exchange relating to all matters that are not listed in Section 3(c), in such manner as it shall from time to time be directed in writing by Dynatec;

(e)

as to all other purposes, including payment of dividends, to hold the Deposited Shares as Custodian for Dynatec and, subject to the provisions of this Agreement, to immediately pay all dividends or other distributions received by it in respect of the Deposited Shares to Dynatec; provided, however, that any voting securities which may be issued as stock dividends in respect of the Deposited Shares shall forthwith upon their issuance become subject to the provisions hereof and shall be registered on the books of FNX in the name of the Custodian on behalf of Dynatec; and

(f)	to otherwise deal with the Deposited Shares in accordance with the provisions hereof.

4. Dynatec hereby acknowledges and agrees that the Management Nominees and the Directing Management, in directing the Custodian with respect to the matters referred to in Sections 3 (a) and (c) hereof, shall act only in accordance with the instructions of a majority of the members of the board of directors of FNX, in the board’s sole and absolute discretion, without reference to any other parties, and that instructions by the directors of FNX will be based on their sole determination of what would be in the best interests of FNX.

5. For greater certainty:

(a)

if no written direction is received by the Custodian with respect to any particular matter listed in Sections 3(a) or 3(c) in respect of which the vote or consent of the holders of Deposited Shares is requested, the Deposited Shares shall not be voted nor shall any written consent or resolution be signed on its behalf; and

(b)	FNX covenants and agrees to cause the Written Direction to be consistent with the Management Intention.

6. In the event of any subdivision, consolidation, redivision, reclassification, or other alteration of the share capital of FNX at any time during which any of the Deposited Shares shall be registered in the name of the Custodian, FNX shall (upon surrender for cancellation by the Custodian of the share certificates representing the affected shares) issue the certificates representing the securities issued in place of the affected Deposited Shares in the name of the Custodian, which shall hold such securities in accordance with the provisions of this Agreement.

7. In the event of any amalgamation of FNX with another entity, the securities issued by the successor corporation shall (upon surrender for cancellation by the Custodian of the certificates representing the Deposited Shares) be issued in the name of the Custodian, which shall hold same in accordance with the provisions of this Agreement.

8. For greater certainty, forthwith upon the receipt by Dynatec of any securities of FNX at any time and from time to time during the term of this Agreement, whether by way of dividend, other distribution, subscription, or upon a reorganization, such additional securities shall be forthwith transferred to the Custodian to be held in trust for the account of the beneficial owner and dealt with in accordance with the provisions of this Agreement and Dynatec covenants and agrees not to vote such securities during any period of time that it holds such securities. For greater certainty, Dynatec shall be entitled to retain any cash dividend or other distribution made by FNX during the term of this Agreement and the Custodian will forthwith forward any cash dividend or other distribution made by FNX that it receives during the term of this Agreement to Dynatec.

9. In the event of a transaction of purchase and sale where beneficial ownership of the Deposited Shares are to be transferred to a third party not to be bound by the voting trust provisions becoming applicable in accordance with the terms set forth in Section 7.3 of the Agreement of Purchase and Sale, the Custodian shall, upon receipt of a joint written request of Dynatec and FNX, surrender to FNX, on behalf of Dynatec, the certificates representing the securities which are the subject of the particular transaction of purchase and sale, duly endorsed for transfer and such other documents as may reasonably be requested by counsel for Dynatec together with counsel for the purchaser in the subject transaction.

10. FNX and Dynatec will jointly and severally indemnify and hold the Custodian harmless from and against any and all actions and suits whether groundless or otherwise and from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising directly or indirectly out of its appointment as Custodian or its duties hereunder, except for any liability arising out of the gross negligence or wilful misconduct by the Custodian. In the absence of gross negligence or wilful misconduct on its part, the Custodian shall not be liable for any action taken, suffered, or omitted by it or for any error of judgement made by it in the performance of its duties under this Agreement. In no event will the Custodian be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Custodian has advised of the possibility of such damages. Any liability of the Custodian will be limited in the aggregate to an amount equal to the annual fee paid to it. This indemnity shall survive the resignation or removal of the Custodian and the termination of this Agreement.

In the event any question or dispute arises with respect to the Custodian’s duties hereunder, the Custodian shall not be required to act or be held liable or responsible for its failure or refusal to act until the question or dispute has been (i) judicially settled (and, if appropriate the Custodian may file a suit in interpleader or for a declatory judgement for such purpose) by final judgement by a court of competent jurisdiction that is binding on all parties in the matter and is no longer subject to review or appeal, or (ii) settled by written document in form and substance satisfactory to the Custodian and executed by FNX and Dynatec. In addition, the Custodian may require for such purpose, but shall not be obligated to require, the execution of such written settlement by parties that may have an interest in the settlement.

The Custodian may retain legal counsel and advisors as may be reasonably required for the purpose of discharging its duties or determining its rights under this Agreement, and may rely and act upon the advice of such counsel or advisor. FNX shall pay or reimburse the Custodian for any reasonable fees, expenses and disbursements of such counsel or advisors.

The Custodian shall be protected in acting and relying reasonably upon any written notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as “Documents”) furnished to it and signed by any person required to or entitled to execute and deliver to the Custodian any such Documents in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine.

11. If at any time any taxes become payable in respect of or in any way relating to any of the Deposited Shares, or in respect of any dividends, distributions, or other rights or interests upon or in any of the Deposited Shares, such taxes shall be paid by Dynatec in accordance with its beneficial ownership of the Deposited Shares. Provided, however, that if the Custodian becomes liable to pay all or a portion of such taxes, it may elect to pay such taxes with any funds, dividends, or distributions in its hands which are otherwise payable to Dynatec. If the Custodian becomes liable to pay such taxes, it shall be reimbursed therefor by Dynatec.

12. The Custodian hereby accepts the duties declared and provided for in this Agreement (the “Duties”) and agrees to perform the same upon the terms, conditions, and restrictions set forth, herein and to hold the Deposited Shares for Dynatec upon the trusts and subject to all the terms and conditions herein set forth until it is legally discharged therefrom either by resignation or otherwise. The Custodian hereby certifies and declares that all common shares of FNX registered or to be registered in its name pursuant to the terms hereof are held, or upon delivery to it are to be held, in trust for the beneficial owner thereof pursuant to the provisions hereof and that it will deal with the Deposited Shares as it is directed from time to time in accordance with the terms hereof. Except as specifically provided herein, the Custodian shall have no power to sell or otherwise deal with all or any part of the Deposited Shares.

13. The expenses in connection with the administration of the Duties, including the remuneration and charges of the Custodian and of any agents retained by it for purposes of administering its Duties as set forth in the attached fee schedule, shall be paid by FNX.

14. The Custodian may resign its position and be discharged from all further duties and liabilities hereunder by giving to Dynatec and FNX 60 days’ notice in writing. In the event of the Custodian resigning, being bankrupt, going into liquidation, or otherwise becoming incapable of acting hereunder, a new Custodian shall be appointed by the approval in writing of Dynatec of FNX. Failing such appointment within 30 days of the delivery of a notice of resignation from the Custodian, FNX may appoint a new person as Custodian as it may determine in its sole discretion. Upon the removal of the Custodian, the Custodian shall be discharged from all further duties and liability hereunder. The removal of a Custodian is not effective until a replacement custodian is appointed in accordance with the terms of this Agreement.

15. On any new appointment, the new Custodian shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Custodian. The appointment of a replacement Custodian takes effect upon the delivery by such person to Dynatec, FNX and the then incumbent Custodian of a binding written agreement stating that the replacement Custodian has knowledge of the provisions of this agreement and agrees to be bound thereby. There shall immediately be executed, at the expense of FNX, all such agreements, declarations and/or other instruments as may, in the opinion of counsel to FNX, be necessary or advisable to give full effect to such new appointment. As used herein, the term “Custodian” shall include the Custodian and shall also include any person or persons becoming a Custodian hereunder.

16. The Parties hereto acknowledge and agree that the Directing Management may, upon notice in writing to the other Parties hereto, or pursuant to the provisions of his will, appoint such other person, firm or corporation to direct the Custodian as to the matters contemplated in this Agreement and immediately upon such appointment such person, firm or corporation shall be entitled to exercise all of the Directing Management’s rights as provided for in this Agreement.

17. This Agreement shall expire and the obligations of the Parties hereunder shall terminate on the earlier of:

(a)	the third anniversary of the date of this Agreement; and
(b)

the date on which the Custodian receives written confirmation from FNX and Dynatec confirming that Dynatec owns, controls or directs, directly or indirectly, less than 10% of the number of issued and outstanding voting securities of FNX calculated on the basis of the following formula:

A ÷ B

where A = the sum of the number of fully paid voting securities of FNX and the number of voting securities issuable upon the exercise of all outstanding options, warrants, and other convertible securities of FNX owned, controlled or directed, directly or indirectly, by Dynatec; and

where B = the sum of the number of issued and outstanding fully paid voting securities of FNX and the number of issued and outstanding voting securities issuable upon the exercise of all issued and outstanding options, warrants, and other convertible securities of FNX.

18. Upon the termination of this Agreement, the Custodian shall deliver to Dynatec certificates for evidencing the Deposited Shares duly registered in the name of Dynatec or as it shall otherwise direct.

19. It is understood and agreed that this Agreement imposes no obligation upon any of the parties except as specifically set forth herein.

20. This Agreement will be binding upon and will enure to the benefit of the parties and their respective successors and permitted assigns. No assignment of this Agreement shall be made without the prior written consent of the other party.

21. This Agreement constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and, effective upon the Dynatec’s purchase of the Acquired Shares, shall supersede all previous agreements, written or oral, with respect to the subject matter hereof.

22. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived, either generally or in a particular instance and either retroactively or prospectively, only by a document in writing signed by the party to be bound thereby. No waiver of any provision of this Agreement by FNX will be deemed to constitute a waiver of any other provision (whether or not similar). No failure on the part of FNX to exercise, and no delay in exercising, any right under this Agreement will operate as a waiver of such right; nor will any single or partial exercises of any such right preclude FNX from any other or further exercise of such right or the exercise of any other right.

23. In the event that any provision herein is found to be illegal or unenforceable, such provision shall be severed or modified to the extent necessary to make it enforceable, and as so severed or modified, the remainder of this Agreement shall remain in full force and effect.

24. This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

25. Time is of the essence of this Agreement and every part hereof.

26. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument, and signed facsimile copies will be deemed for all purposes hereunder to be valid signed copies hereof.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

27. For greater certainty, CIBC Mellon Trust Company is a party to this Agreement for the sole purpose of acknowledging that it has knowledge of the terms of the voting trust arrangement as set forth herein and agreeing to be bound by the terms hereof.

FNX MINING COMPANY INC.
Per:	“Ronald P. Gagel”
Name: Ronald P. Gagel
Title: Vice-President and CFO

DYNATEC CORPORATION
Per:	“Bruce Walter”
Name: Bruce Walter
Title: Authorized Signing Authority

CIBC MELLON TRUST COMPANY
Per:	“Warren Jansen”
Name: Warren Jansen
Title: Authorized Signing Authority

Per:	“Bruce Cornish”
Name: Bruce Cornish
Title: Authorized Signing Authority

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FNX MINING COMPANY INC.
(Registrant)
Date:	December 8, 2005	By:	/s/ Ronald P. Gagel
Name: Ronald P. Gagel Title: Vice-President and Chief Financial Officer